EXHIBIT 99.1

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE: STO) on 15 January 2018 for use in the group's Share Saving Plan have on 18 January 2018 been distributed to the employees in accordance with their savings amount.

In addition, bonus shares have been allocated based on participation in the program in 2015.

Following this, the share saving plan has 7,962,356 shares.

As participants in the share saving plan, Statoil's primary insiders and their close associates have been allocated shares at an average price of NOK 185.75 per share. Details on allocation of shares are set forth in the below table.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	1,558		7,597		7,597
Bacher, Lars Chr.	Executive vice president	1,091		24,400		24,400
Di Valerio, Ingrid E.	Member of the board of directors	350		4,821		4,821
Dodson, Timothy	Executive vice president	1,081		35,506		35,506
Gjærum, Reidar	Senior vice president	856		32,675	441	33,116
Hegge, Hans Jakob	Chief Financial Officer	839	362	29,071	4,234	33,305
Hika, Gemetchu	Company secretary	263		1,657		1,657
Hovden, Magne	Senior vice president	785		18,828		18,828
Jacobsen, Jon Arnt	Senior vice president corporate audit	1,116		22,160		22,160
Klouman, Hans Henrik	General counsel	1,237		35,338		35,338
Knight, John	Executive vice president	2,642		112,543		112,543
Kvelvane, Ørjan	Senior vice president	537		6,249		6,249
Labråten, Per-Martin	Member of the board of directors	173		1,516		1,516
Nilsson, Jannicke	Chief Operating Officer	775	372	22,561	17,077	39,638
Reitan, Torgrim	Executive vice president	1,123		35,784	1,574	37,358
Rummelhoff, Irene	Executive vice president	714		25,388	407	25,795
Skeie, Svein	Senior vice president	690	334	23,545	6,261	29,806
Sætre, Eldar	President and Chief Executive Officer	887		57,783		57,783
Siv Helen Torstensen	Vice president	581	274	5,233	1,580	6,813
Økland, Jens	Executive vice president	450		17,657		17,657
Øvrum, Margareth	Executive vice president	1,151	379	49,733	7,922	57,655